UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 5, 2019

CERECOR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)
001-37590		45-0705648
(Commission File Number)		(IRS Employer Identification No.)

540 Gaither Road, Suite 400, Rockville, Maryland 20850 (Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (410) 522-8707

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	CERC	Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

EXPLANATORY NOTE
On December 5, 2019, Cerecor Inc., a Delaware corporation (“Cerecor”), filed a Form 8-K (the “Original 8-K”) with the Securities and Exchange Commission (the “SEC”) disclosing its entry into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Genie Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Cerecor, Second Genie Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Cerecor, and Aevi Genomic Medicine, Inc., a Delaware corporation ("Aevi"). This Amendment No. 1 is being filed solely to correct a typographical error contained on page 50 of the Merger Agreement filed as Exhibit 2.1 to the Original 8-K. Exhibit 2.1 filed with this Amendment No. 1 replaces Exhibit 2.1 to the Original 8-K in its entirety, all other exhibits to the Original 8-K remain unchanged.

Additional Information about the Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Aevi or Cerecor or the solicitation of any vote or approval. In connection with the proposed merger, Cerecor will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about Aevi, Cerecor, the merger and related matters. Aevi will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it becomes available. Investors and security holders of Aevi and Cerecor are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed merger.

Investors and security holders of Aevi and Cerecor will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Aevi and Cerecor through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Aevi will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Aevi, Attn: Mike McInaw , michael.mcinaw@aevigenomics.com. Investors and security holders of Cerecor will be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Cerecor, Attn: James Harrell, jharrell@cerecor.com.

Participants in the Merger

Aevi, Cerecor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aevi in respect of the transactions contemplated by the Merger Agreement between Aevi and Cerecor. Information regarding Aevi’s directors and executive officers is contained in Aevi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed merger. Information regarding Cerecor’s directors and executive officers is contained in Cerecor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 18, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed merger.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, Aevi’s and Cerecor’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are sometimes identified by their use of the terms and phrases such as “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning, “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such terms and other comparable terminology. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Actual results may differ materially from current projections.

Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the timing and completion of the merger, the parties’ ability to satisfy the closing conditions of the Merger Agreement, the failure by Aevi or Cerecor to secure and maintain relationships with collaborators and/or investors; risks relating to clinical trials; risks relating to the commercialization, if any, of Aevi’s or Cerecor’s proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Aevi or Cerecor may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Aevi’s and Cerecor’s respective businesses, financial conditions and results of operations are contained in Aevi’s and Cerecor’s filings with the

SEC, which are available at www.sec.gov. The forward-looking statements represent Aevi’s and Cerecor’s estimate as of the date hereof only, and Aevi and Cerecor specifically disclaim any duty or obligation to update forward-looking statements.

Item 1.01.     Entry into a Material Definitive Agreement.

The disclosures set forth in Item 1.01 of the Original 8-K are incorporated into this Amendment No. 1 by reference without changes.

Item 3.02.     Unregistered Sales of Equity Securities.

The disclosures set forth in Item 3.02 of the Original 8-K are incorporated into this Amendment No. 1 by reference without changes.

Item 7.01.     Regulation FD Disclosure.

The disclosures set forth in Item 7.01 of the Original 8-K are incorporated into this Amendment No. 1 by reference without changes.

Item 9.01.     Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated December 5, 2019, by and among Cerecor Inc., Genie Merger Sub, Inc., Second Genie Merger Sub LLC and Aevi Genomic Medicine, Inc.

10.1
Form of Contingent Value Rights Agreement by and between Cerecor Inc. and Rights Agent. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

10.2
Form of Voting Agreement, dated December 5, 2019, by and among Cerecor Inc., Aevi Genomic Medicine, Inc. and certain Holders named therein. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

10.3
Promissory Note for License Expenses, dated December 5, 2019, by and between Cerecor Inc. and Aevi Genomic Medicine, Inc. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

10.4
Promissory Note for Operating Expenses, dated December 5, 2019, by and between Cerecor Inc. and Aevi Genomic Medicine, Inc. (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

10.5*
Backstop Agreement, dated December 5, 2019, by and between Cerecor Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

99.1
Press Release dated December 5, 2019, entitled “Cerecor to acquire Aevi Genomic Medicine.” (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Cerecor Inc. filed with the Securities and Exchange Commission on December 5, 2019).

*
The schedules and exhibits to the Agreement and Plan of Merger and Reorganization and Backstop Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Cerecor will furnish copies of any such schedules or exhibits to the SEC upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CERECOR INC.

Date: December 10, 2019	/s/ Joseph M. Miller
Joseph M. Miller
Chief Financial Officer

3